FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

WORLD POKER TOUR® RAISES THE STAKES – WITH CRYPTOLOGIC

Top gaming brand upgrades to full Internet casino, adds new languages, extends agreement to 2011

March 17, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, announced today the extension and expansion of its relationship with World Poker Tour ® (WPT), one of the world’s top gaming brands. Under the arrangement, WPT Enterprises Inc. (NASDAQ: WPTE) will expand its Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

“In less than one year, CryptoLogic and World Poker Tour have teamed up to deliver an exceptional on-line experience for casino and poker players all over the world,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s collaboration with WPT is another great example of our success in building and growing relationships with the world’s top gaming and entertainment brands – for mutual benefit.”

CryptoLogic sees World Poker Tour as one of the world’s most promising gaming brands, with huge potential for growth in player volume and revenue as WPT markets and leverages its television properties in the fast-growing European market. The addition of the Spanish- and German-language poker rooms should also add valuable liquidity and many new European players.

WPT Enterprises began using CryptoLogic’s software on its site, www.worldpokertour.com, in 2007, enabling players to enjoy both Internet poker action and a mini-casino of 13 top games. In addition to adding multi-language poker capabilities and extending its agreement with WagerLogic Ltd., CryptoLogic’s wholly-owned subsidiary, WPT has exercised its option to upgrade to a full Internet casino with more than 200 games.

“Our partnership with Cryptologic — particularly their reputation, proven software and liquidity — has been a key element in delivering a superior World Poker Tour gaming experience for fans in the international space,” said Steve Lipscomb, CEO and founder of WPT Enterprises. “Expanding and extending this relationship allows us to take the WorldPokerTour.com brand to a higher level.”

About WPT Enterprises (www.worldpokertour.com)

WPT Enterprises, Inc. (Nasdaq: WPTE) is a company engaged in the creation of internationally branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes. WPTE is the creator of the World Poker Tour®, a television show based on a series of high-stakes poker tournaments that airs on the Travel Channel in the United States and is scheduled to begin broadcasting on GSN in early 2008. WPT is licensed for broadcast globally. WPTE also offers a real-money online gaming website, www.worldpokertour.com, which prohibits wagers from players in the U.S. and other restricted jurisdictions.

TEL 353 (0)1 631 9000  FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

WPTE currently licenses its brand to companies in the business of poker equipment and instruction, apparel, publishing, electronic and wireless entertainment, DVD/home entertainment, casino games, and giftware. The company is also engaged in the sale of corporate sponsorships. For show information, tools for improving poker play, and other WPT news, fans may log on to www.worldpokertour.com. WPT Enterprises, Inc. is a majority owned subsidiary of Lakes Entertainment, Inc. (Nasdaq: LACO).

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.